August 29, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn: Ajay Koduri

Re:	MeetMe, Inc.
Registration Statement on Form S-3
Filed August 16, 2013 (the “Form S-3”)
File No. 333-190689

Ladies and Gentlemen:

On behalf of MeetMe, Inc. (the “Company” or “MeetMe”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated telephonically on August 20, 2013 to James W. McKenzie, Jr., of Morgan, Lewis & Bockius LLP, outside counsel to the Company, with respect to the above referenced filing with the Commission by the Company. For your convenience, we have set forth below each of the Staff’s comments in italics, followed by the Company’s responses.

FORM S-3

1.	Please disclose that the Company issued the Convertible Note pursuant to a trademark settlement.

In response to the comments from the Commission, the Company is filing concurrently with this response letter an amendment to the Form S-3 (the “Amendment”) revising the disclosure relating to the Convertible Note being issued by the Company to include that the Convertible Note was issued pursuant to a “settlement of a contract and trademark dispute” in the section entitled “Convertible Note.”

2.	Please disclose whether the Company intends to convert the Convertible Note.

In response to the comments from the Commission, the Company will include in the Amendment information regarding its intention with respect to the conversion of the Convertible Note. Because the Company has not, as of the date of filing of the Amendment, decided whether or not to convert the Convertible Note, it has stated such and included the factors it will consider when deciding whether to convert the Convertible Note in the section entitled “Convertible Note.” The specific disclosure is as follows:

Securities and Exchange Commission

August 29, 2013

“The Company’s intends to decide whether or not to convert the Convertible Note at a date after the filing of this prospectus and will consider, when making its decision, factors including the Company’s then current stock price, cash balance, stock trading ranges and volume.”

3.	Please explain to us supplementally why the Company issued the Convertible Note to MeetMoi, LLC rather than cash or shares of common stock.

The Company advises the Staff that the Company entered into an agreement quickly after negotiating a settlement to a contract and trademark dispute with MeetMoi, LLC. The Company did not wish to pay the entire settlement in cash, and MeetMoi, LLC did not wish to accept shares of common stock without an effective registration statement. As part of the negotiation, MeetMoi, LLC accepted a six-month note convertible at the Company’s option. The issuance of the Convertible Note provided the Company with additional time to analyze its cash position as well as other factors surrounding its stock and determine whether it prefers to use cash or its common stock to pay off the Convertible Note.

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On behalf of the Company, we respectfully request the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (215) 963-5134.

Sincerely,

/s/ James W. McKenzie

James W. McKenzie

Morgan, Lewis & Bockius LLP

cc: Fred Beckley (MeetMe, Inc.)